UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

MIXED MARTIAL ARTS GROUP LIMITED

EXPLANATORY NOTE

On March 5, 2025 Mixed Martial Arts Group Limited (NYSE American: MMA) issued a press release titled “MMA.INC Expands Further into Latin America with BJJLink Capitalizing on Growth of Brazilian Jiu-Jitsu: $15 Million Annual Revenue Opportunity*” A copy of the press release is furnished herewith as Exhibit 99.1 to this report on Form 6-K.

Financial Statements and Exhibits.

The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Press Release Dated 5 March, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIXED MARTIAL ARTS GROUP LIMITED

Date:	March 5, 2025	By:	/s/ Nick Langton
		Name:	Nick Langton
		Title:	Founder and Chief Executive Officer